EXHIBIT 99.2

Unaudited Attributed Financial Information for Fidelity National Financial Ventures Group Tracking Stock

The following tables present our assets, liabilities, revenue, expenses and cash flows that are attributed to our Fidelity National Financial Ventures business (“we,” “our,” "FNFV Group," or “FNFV”). The financial information in this Exhibit should be read in conjunction with our unaudited condensed consolidated financial statements for the period ended March 31, 2017 included in this Quarterly Report on Form 10-Q.
Through FNFV group, our diversified investment holding company, we own majority and minority equity investment stakes in a number of entities, including American Blue Ribbon Holdings, LLC ("ABRH"), Ceridian HCM, Inc. ("Ceridian"), and Digital Insurance, Inc. ("OneDigital").
FNFV Group is comprised of two operating segments as follows:

•
Restaurant Group. This segment consists of the operations of ABRH, in which we have a 55% ownership interest. ABRH and its affiliates are the owners and operators of the O'Charley's, Ninety Nine Restaurants, Village Inn, Bakers Square, and Legendary Baking restaurant and food service concepts.

•
FNFV Corporate and Other. This segment primarily consists of our share in the operations of certain equity investments, including Ceridian, as well as consolidated investments, including OneDigital, in which we own 96%, and other smaller investments which are not title-related.

We have adopted certain expense allocation policies, each of which are reflected in the attributed financial information of the FNF Group (see Exhibit 99.1) and the FNFV Group. In general, corporate overhead is allocated to each group based upon the use of services by that group where practicable. Corporate overhead primarily includes costs of personnel and employee benefits, legal, accounting and auditing, insurance, investor relations and stockholder services and services related to FNF’s board of directors. We allocate in a similar manner a portion of costs of administrative shared services, such as information technology services. Where determinations based on use alone are not practical, we use other methods and criteria that we believe are equitable and that provide a reasonable estimate of the cost attributable to each group.
Notwithstanding the following attribution of assets, liabilities, revenue, expenses and cash flows to FNFV, Fidelity National Financial, Inc.'s ("FNF, Inc.") tracking stock structure does not affect the ownership or the respective legal title to FNF, Inc.'s assets or responsibility for FNF, Inc.'s liabilities. FNF, Inc. and its subsidiaries are each responsible for their respective liabilities. Holders of FNFV Group common stock are subject to risks associated with an investment in FNF, Inc. and all of its businesses, assets and liabilities. The issuance of FNFV Group common stock does not affect the rights of FNF, Inc.'s creditors or creditors of its subsidiaries. See "Item 1A. Risk Factors - Risks Relating to the Ownership of Our FNFV Group Common Stock due to our Tracking Stock Capitalization" in our Annual Report on Form 10-K for the year ended December 31, 2016 for further discussion of risks associated with our tracking stock structure.

FIDELITY NATIONAL FINANCIAL VENTURES GROUP
Balance Sheet Information
(In millions, except share data)

	March 31, 2017	December 31, 2016
	(Unaudited)
ASSETS
Investments:
Fixed maturity securities available for sale, at fair value	$25	$25
Equity securities available for sale, at fair value	21	52
Investments in unconsolidated affiliates	406	407
Other long-term investments	24	12
Short-term investments	32	2
Total investments	508	498
Cash and cash equivalents	154	144
Trade and notes receivables, net of allowance	44	52
Goodwill	216	206
Prepaid expenses and other assets	60	51
Capitalized software, net	14	16
Other intangible assets, net	210	200
Property and equipment, net	236	251
Deferred tax asset	96	96
Total assets	$1,538	$1,514

LIABILITIES AND EQUITY
Liabilities:
Accounts payable and other accrued liabilities	$198	$189
Income taxes payable	15	18
Deferred revenue	17	25
Notes payable	259	233
Due to affiliates	18	17
Total liabilities	507	482
Equity:
FNFV Group common stock, $0.0001 par value, authorized 113,000,000 shares, outstanding of 66,416,822 and issued of 80,581,675 as of March 31, 2017 and December 31, 2016	—	—
Additional paid-in capital	1,164	1,163
Retained deficit	(6)	(7)
Accumulated other comprehensive loss	(69)	(68)
Less: treasury stock, 14,164,853 shares at both March 31, 2017 and December 31, 2016	(172)	(172)
Total Fidelity National Financial Ventures shareholders’ equity	917	916
Noncontrolling interests	114	116
Total equity	1,031	1,032
Total liabilities and equity	$1,538	$1,514

See Notes to Unaudited Attributed Financial Information for FNFV

FIDELITY NATIONAL FINANCIAL VENTURES GROUP
Statements of Operations Information
(In millions, except per share data)

	Three months ended March 31,

	2017	2016
	(Unaudited)
Revenues:
Operating revenue	$322	$331
Interest and investment income	1	1
Realized gains and losses, net	5	(3)
Total revenues	328	329
Expenses:
Personnel costs	46	38
Other operating expenses	25	27
Cost of restaurant revenue	236	245
Depreciation and amortization	16	15
Interest expense	4	3
Total expenses	327	328
Earnings from continuing operations before income taxes and equity in losses of unconsolidated affiliates	1	1
Income tax benefit	(2)	(1)
Earnings from continuing operations before equity in losses of unconsolidated affiliates	3	2
Equity in losses of unconsolidated affiliates	(4)	(1)
Net (loss) earnings	(1)	1
Less: Net (loss) earnings attributable to non-controlling interests	(2)	—
Net earnings attributable to FNFV Group common shareholders	$1	$1
Earnings Per Share
Basic
Net earnings per share from continuing operations attributable to FNFV Group common shareholders	$0.02	$0.01
Diluted
Net earnings per share attributable to FNFV Group common shareholders	$0.01	$0.01

Weighted average shares outstanding FNFV Group common stock, basic basis	66	70
Weighted average shares outstanding FNFV Group common stock, diluted basis	68	72
See Notes to Unaudited Attributed Financial Information for FNFV

FIDELITY NATIONAL FINANCIAL VENTURES GROUP
Statement of Cash Flows Information
(In millions)

	Three months ended March 31,

	2017	2016
	(Unaudited)
Cash flows from operating activities:
Net (loss) earnings	$(1)	$1
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	16	15
Equity in losses of unconsolidated affiliates	4	1
(Gain) loss on sales of investments and other assets, net	(5)	3
Stock-based compensation cost	2	2
Changes in assets and liabilities, net of effects from acquisitions:
Net decrease in trade receivables	8	8
Net (increase) decrease in prepaid expenses and other assets	(7)	3
Net decrease in accounts payable, accrued liabilities, deferred revenue and other	(1)	(13)
Net change in amount due to affiliates	1	(1)
Net change in income taxes	(2)	—
Net cash provided by operating activities	15	19
Cash flows from investing activities:
Proceeds from sales of investment securities available for sale	32	—
Additions to property and equipment and capitalized software	(7)	(13)
Contributions to investments in unconsolidated affiliates	—	(48)
Net (purchases of) proceeds from short-term investment securities	(31)	137
Purchases of investment securities available for sale	—	(37)
Distributions from investments in unconsolidated affiliates	—	4
Other acquisitions/disposals of businesses, net of cash acquired	(21)	(27)
Net cash (used in) provided by investing activities	(27)	16
Cash flows from financing activities:
Borrowings	39	18
Debt service payments	(13)	(12)
Payment of contingent consideration for prior period acquisitions	(4)	—
Purchases of treasury stock	—	(34)
Net cash provided by (used in) financing activities	22	(28)
Net increase in cash and cash equivalents	10	7
Cash and cash equivalents at beginning of period	144	31
Cash and cash equivalents at end of period	$154	$38
See Notes to Unaudited Attributed Financial Information for FNFV

Notes to Unaudited Attributed Financial Information for Fidelity National Financial Ventures Group
Period Ended March 31, 2017
(unaudited)
Note A.    Basis of Presentation
Description of the Business
Through FNFV group, our diversified investment holding company, we own majority and minority equity investment stakes in a number of entities, including American Blue Ribbon Holdings, LLC ("ABRH"), Ceridian HCM, Inc. ("Ceridian"), and Digital Insurance, Inc. ("OneDigital").
Recent Developments
On December 7, 2016, FNF announced that its Board of Directors approved a tax-free plan (the "Plan") whereby (1) it intends to distribute all 83.3 million shares of Black Knight Financial Services Inc. common stock that it currently owns to FNF Group shareholders and (2) it intends to redeem all FNFV shares in exchange for shares of common stock of FNFV.  Following the distributions, FNF, FNFV and Black Knight will each be independent, fully-distributed, publicly-traded common stocks, with FNF and FNFV no longer being tracking stocks. The Plan is subject to the receipt of private letter rulings from the Internal Revenue Service approving the distribution of Black Knight and FNFV shares, filing and acceptance of a registration statement for both the Black Knight and FNFV transactions with the Securities and Exchange Commission, Black Knight and FNFV shareholder approvals and other customary closing conditions. The closing of the tax-free distributions of Black Knight and FNFV are not dependent on one another and will occur separately when the aforementioned closing conditions are met. The closing of the distributions is expected by the end of the third quarter of 2017.
Earnings Per Share
Included in the calculation of diluted earnings per share are convertible senior notes (the “Notes”) issued on August 2, 2011 by Fidelity National Financial, Inc.  Under the terms of the indenture, if converted, a portion of the settlement may include shares of FNFV common stock.  As the debt is the obligation of FNF Group, if FNF were to settle a portion of the Notes with FNFV common stock, FNF Group would reimburse FNFV Group for the shares issued upon settlement.
Note B.    Investments in Consolidated and Unconsolidated Affiliates
The following table provides information about our investments in consolidated and unconsolidated affiliates attributable to FNFV, including allocations of certain corporate assets and liabilities primarily related to taxes:

	March 31, 2017	December 31, 2016

Majority Owned Subsidiaries consolidated into the results of FNFV:
American Blue Ribbon Holdings, LLC	$171	$173
Digital Insurance, LLC	77	75
Minority Owned Subsidiaries or other ventures:
Ceridian/Fleetcor (33% minority equity interest)	385	386
Del Frisco's Restaurant Group	20	49
Holding Company cash and short term investments	160	129
Other ventures	104	104
Total FNFV Book Value	$917	$916
Note C.    FNFV Common Stock
FNFV Group common stock has voting and redemption rights. Holders of FNFV Group common stock are entitled to one vote for each share of such stock held. Holders of FNFV Group common stock will vote as one class with holders of FNF Group common stock on all matters that are submitted to a vote of its stockholders unless a separate class vote is required by the terms of the current charter or Delaware law. In connection with certain dispositions of FNFV Group assets, the FNF board of directors may determine to seek approval of the holders of FNFV common stock, voting together as a separate class, to avoid effecting a mandatory dividend, redemption or conversion under the restated charter.
FNF may not redeem outstanding shares of FNFV Group common stock for shares of common stock of a subsidiary that holds assets and liabilities attributed to the FNFV Group unless its board of directors seeks and receives the approval to such redemption of holders of FNFV common stock, voting together as a separate class, and, if such subsidiary also holds assets and liabilities of the FNF Group, the approval of holders of FNF Group common stock to the corresponding FNF Group common stock redemption, with each affected group voting as a separate class. FNF can convert each share of FNFV Group common stock into a number of shares of the FNF Group common stock at a ratio that provides FNFV stockholders with the applicable Conversion Premium to which they are entitled.